Exhibit 99.1

The9 Limited Announces Unaudited Financial Information
As of and For the Six Months Ended June 30, 2022

In compliance with NASDAQ Rule 5250(c)(2), The9 Limited (the “Company”) hereby announces its unaudited condensed consolidated statement of income for the six months ended June 30, 2022 and its unaudited condensed consolidated balance sheet as of June 30, 2022.

THE9 LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Six months ended June 30,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Cryptocurrency mining revenue	125,203,527	41,801,295	6,240,769
Other revenues	572,593	8,951,239	1,336,385

Sales taxes	-	-	-
Total net revenues	125,776,120	50,752,534	7,577,154
Cost of cyptocurrency mining	(67,872,345)	(51,410,489)	(7,675,384)
Other cost	(1,290,697)	(9,856,900)	(1,471,596)
Total cost	(69,163,042)	(61,267,389)	(9,146,980)

Gross profit	56,613,078	(10,514,855)	(1,569,826)

Operating expenses:
Product development	(1,038,369)	(640,501)	(95,624)
Sales and marketing	(326,944)	(67,539,985)	(10,083,454)
General and administrative	(102,755,950)	(238,176,801)	(35,558,860)
Impairment of cryptocurrency	(46,463,746)	(64,887,589)	(9,687,463)
Impairment of mining machines	-	(141,599,023)	(21,140,178)
Total operating expenses	(150,585,009)	(512,843,899)	(76,565,579)
Other operating income	-	1,380	206
Loss from operations	(93,971,931)	(523,357,374)	(78,135,199)

Impairment on equity investments
Impairment on equity investments	-	(32,918,673)	(4,914,629)
Impairment on other investments	(5,252,122)	(20,029,776)	(2,990,367)
Interest expenses, net	(44,315,944)	(5,922,714)	(884,238)
Gain from change in fair value of convertible feature derivative liability	9,602,981	(6,499,927)	(970,414)
Gain on disposal of subsidiaries	9,465,518	-	-
Other (expenses) income, net	1,371,354	8,507,190	1,270,090
Foreign transaction exchange loss	(5,633,501)	(2,556,039)	(381,607)
Loss before income tax expense and share of loss in equity method investments	(128,733,645)	(582,777,313)	(87,006,364)
Income tax	-	(5,235)	(782)
Net loss	(128,733,645)	(582,782,548)	(87,007,146)
Net loss attributable to noncontrolling interest	(2,960,947)	(3,114,031)	(464,913)
Net loss attributable to The9 Limited	(125,772,698)	(579,668,517)	(86,542,233)
Net loss attributable to holders of ordinary shares	(125,772,698)	(579,668,517)	(86,542,233)
Other comprehensive loss:
Currency translation adjustments	5,222,329	5,217,320	778,925
Total comprehensive loss	(123,511,316)	(577,565,228)	(86,228,221)
Comprehensive loss attributable to:
Noncontrolling interest	(2,960,947)	(3,114,031)	(464,913)
The9 Limited	(120,550,369)	(574,451,197)	(85,763,308)
Net loss attributable to holders of ordinary shares per share
- Basic and diluted	(0.37)	(0.89)	(0.13)

Weighted average number of shares outstanding
- Basic and diluted	337,171,164	650,181,088	650,181,088

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.6981, representing the noon buying rate on the last trading day of June 2022 (June 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

THE9 LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS INFORMATION

(Expressed in Renminbi - RMB and US Dollars - US$)

	As of December 31, 2021	As of June 30, 2022	As of June 30, 2022
	RMB	RMB	US$
		(UNAUDITED)	(UNAUDITED)
			(Note)
Assets
Current Assets:
Cash and cash equivalents	428,420,773	74,891,821	11,181,054
Short term investment	800,000	-	-
Accounts receivable, net of allowance for doubtful accounts	3,682,282	3,203,310	478,242
Advances to suppliers	2,781,139	27,210	4,062
Prepayments and other current assets, net of allowance for doubtful accounts	528,109,288	420,630,258	62,798,444
Amounts due from related parties	599,574	599,573	89,514
Intangible assets - cryptocurrencies	86,118,349	36,866,267	5,503,989
Total current assets	1,050,511,405	536,218,439	80,055,305

Investments	73,915,119	32,125,436	4,796,201
Property, equipment and software, net	172,980,284	170,160,756	25,404,332
Operating lease right-of-use assets	6,363,724	3,072,505	458,713
Other long-lived assets, net	6,547,843	35,261,111	5,264,345
Total Assets	1,310,318,375	776,838,247	115,978,896

Liabilities, Redeemable Noncontrolling Interest and Shareholders' Equity
Current Liabilities:
Accounts payable	39,895,562	27,586,105	4,118,497
Other taxes payable	1,508,277	1,161,062	173,342
Advances from customers	18,984,340	20,025,667	2,989,753
Amounts due to related parties	23,790,959	23,790,959	3,551,897
Refund of game points	169,998,682	169,998,682	25,380,135
Convertible notes, net of debt discount	92,848,377	63,616,856	9,497,747
Conversion feature derivative liability	51,825,629	58,325,556	8,707,776
Interest payables	937,328	3,765,146	562,121
Accrued expense and other current liabilities	140,199,581	98,571,343	14,716,314
Current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	4,306,738	908,610	135,652
Total current liabilities	544,295,473	467,749,986	69,833,234
Non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group	2,567,342	3,098,560	462,603
Total Liabilities	546,862,815	470,848,546	70,295,837

Shareholders' Equity
Class A ordinary shares (US$0.01 par value; 4,300,000,000 shares authorized, 677,781,251 and 747,179,813 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	45,233,784	49,713,580	7,422,042
Class B ordinary shares (US$0.01 par value; 600,000,000 shares authorized, 13,607,334 and 13,607,334 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	943,789	943,789	140,904
Additional paid-in capital	4,139,122,755	4,258,894,258	635,836,171
Statutory reserves	7,326,560	7,326,560	1,093,827
Accumulated other comprehensive loss	(12,693,760)	(11,460,883)	(1,711,065)
Accumulated deficit	(3,403,462,176)	(3,983,130,692)	(594,665,755)
The9 Limited shareholders' equity	776,470,952	322,286,612	48,116,124
Noncontrolling interest	(13,015,392)	(16,296,911)	(2,433,065)
Total shareholder's equity	763,455,560	305,989,701	45,683,059
Total liabilities, redeemable noncontrolling interest and shareholders' equity	1,310,318,375	776,838,247	115,978,896

Note: The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.69810, representing the noon buying rate on the last trading day of June 2022 (June 30, 2022) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.